Exhibit 99.1
FOR IMMEDIATE RELEASE

CONTACTS:	Brett Larsen	Michael Newman
	Chief Financial Officer	Investor Relations
	Key Tronic Corporation	StreetConnect
	(509) 927-5500	(206) 729-3625

KEY TRONIC CORPORATION ANNOUNCES RESULTS
FOR THE THIRD QUARTER OF FISCAL YEAR 2023

Record Revenue During the Quarter and Earnings Up 100%; New Program Wins
Spokane Valley, WA— May 2, 2023 — Key Tronic Corporation (Nasdaq: KTCC), a provider of electronic manufacturing services (EMS), today announced its results for the quarter ended April 1, 2023.
For the third quarter of fiscal year 2023, Keytronic reported total revenue of $164.6 million, up 19% from $138.4 million in the same period of fiscal year 2022. As expected, the significant increase in revenue for the third quarter of fiscal year 2023 included production for a large program with a leading power equipment company, as well as increased demand from a number of other customers. For the first nine months of fiscal year 2023, total revenue was $425.5 million, up 5% from $405.6 million in the same period of fiscal year 2022.
For the third quarter of fiscal year 2023, the Company’s gross margin was 8.7% and operating margin was 3.1%, up from a gross margin of 8.3% and an operating margin of 2.0% in the same period of fiscal year 2022. The gross margin in the third quarter of fiscal year 2023 benefited from increased revenue levels and some stabilization in the supply chain and labor market, but it was adversely impacted by foreign currency fluctuations, specifically the strengthening of the Mexican Peso relative to the US Dollar.
For the third quarter of fiscal year 2023, net income was $2.0 million or $0.18 per share, up 100% from $1.0 million or $0.09 per share for the same period of fiscal year 2022. For the first nine months of fiscal year 2023, net income was $4.1 million or $0.38 per share, up 73% from $2.4 million or $0.22 per share for the same period of fiscal year 2022.
“We’re pleased with the significant growth in our revenue and earnings in the third quarter of fiscal 2023, driven by our successful ramp of new programs, including major contributions from the large power equipment program,” said Craig Gates, President and Chief Executive Officer. “We continue to our expand our customer base and won new programs involving security equipment, video and pinball machines, mining safety and productivity products, and telecommunications devices.”
“During the third quarter of fiscal year 2023, we continued to see the favorable trend of contract manufacturing returning to North America and a growing number of potential customers evaluating a migration of their China-based manufacturing to our facility in Vietnam. We move into the fourth quarter with significant backlog levels and a strong pipeline of potential new business, and we’re seeing improvement in the global supply issues and lower labor turnover, which severely limited our production in prior periods.”
The financial data presented for the third quarter of fiscal year 2023 should be considered preliminary and could be subject to change, as the Company’s independent auditor has not completed their review procedures.

Business Outlook
For the fourth quarter of fiscal 2023, Keytronic expects to report revenue in the range of $150 million to $160 million and earnings in the range of $0.10 to $0.20 per diluted share. These expected results assume an effective tax rate of 20% in the coming quarter.
Conference Call
Keytronic will host a conference call to discuss its financial results at 2:00 PM Pacific (5:00 PM Eastern) today. A broadcast of the conference call will be available at www.keytronic.com under “Investor Relations” or by calling 888-394-8218 or +1-323-994-2093 (Access Code: 9727885). A replay will be available at www.keytronic.com under “Investor Relations”.
About Keytronic
Keytronic is a leading contract manufacturer offering value-added design and manufacturing services from its facilities in the United States, Mexico, China and Vietnam. The Company provides its customers full engineering services, materials management, worldwide manufacturing facilities, assembly services, in-house testing, and worldwide distribution. Its customers include some of the world’s leading original equipment manufacturers. For more information about Keytronic visit: www.keytronic.com.
Forward-Looking Statements
Some of the statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to those including such words as aims, anticipates, believes, continues, estimates, expects, hopes, intends, plans, predicts, projects, targets, or will, similar verbs, or nouns corresponding to such verbs, which may be forward looking. Forward-looking statements also include other passages that are relevant to expected future events, performances, and actions or that can only be fully evaluated by events that will occur in the future. Forward-looking statements in this release include, without limitation, the Company’s statements regarding its expectations with respect to financial conditions and results, including revenue and earnings during periods of fiscal year 2023, risks of manufacturing supply chain and operational disruptions, demand for certain products and the effectiveness of some of our programs, business from new customers and programs, improvement of supply chain delivery and impacts from operational streamlining. There are many factors, risks and uncertainties that could cause actual results to differ materially from those predicted or projected in forward-looking statements, including but not limited to: the future of the global economic environment and its impact on our customers and suppliers; the availability of components from the supply chain; the availability of a healthy workforce; the accuracy of suppliers’ and customers’ forecasts; development and success of customers’ programs and products; timing and effectiveness of ramping of new programs; success of new-product introductions; the risk of legal proceedings or governmental investigations relating to the subject of the internal investigation by the Company’s Audit Committee and related or other unrelated matters; acquisitions or divestitures of operations or facilities; technology advances; changes in pricing policies by the Company, its competitors, customers or suppliers; impact of new governmental legislation and regulation, including tax reform, tariffs and related activities, such trade negotiations and other risks; and other factors, risks, and uncertainties detailed from time to time in the Company’s SEC filings.

KEY TRONIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	April 1, 2023	April 2, 2022	April 1, 2023	April 2, 2022
Net sales	$164,553	$138,391	$425,524	$405,609
Cost of sales	150,277	126,883	391,950	374,155
Gross profit	14,276	11,508	33,574	31,454
Research, development and engineering expenses	2,580	2,526	7,162	7,473
Selling, general and administrative expenses	6,961	6,193	18,353	17,447
Gain on insurance proceeds, net of losses	(396)		(4,040)
Total operating expenses	9,145	8,719	21,475	24,920
Operating income	5,131	2,789	12,099	6,534
Interest expense, net	2,688	1,551	7,081	3,638
Income before income taxes	2,443	1,238	5,018	2,896
Income tax provision	467	231	924	487
Net income	$1,976	$1,007	$4,094	$2,409
Net income per share — Basic	$0.18	$0.09	$0.38	$0.22
Weighted average shares outstanding — Basic	10,762	10,762	10,762	10,762
Net income per share — Diluted	$0.18	$0.09	$0.38	$0.22
Weighted average shares outstanding — Diluted	10,865	11,062	10,892	11,059

KEY TRONIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	April 1, 2023	July 2, 2022
ASSETS
Current assets:
Cash and cash equivalents	$37	$1,707
Trade receivables, net of allowance for doubtful accounts of $44 and $275	151,927	135,876
Contract assets	29,899	21,974
Inventories, net	154,315	155,741
Other	24,095	24,710
Total current assets	360,273	340,008
Property, plant and equipment, net	27,147	26,012
Operating lease right-of-use assets, net	17,471	16,731
Other assets:
Deferred income tax asset	11,801	10,055
Other	15,006	14,117
Total other assets	26,807	24,172
Total assets	$431,698	$406,923
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$132,050	$121,393
Accrued compensation and vacation	10,646	11,836
Current portion of debt, net	5,780	7,402
Other	12,774	23,036
Total current liabilities	161,250	163,667
Long-term liabilities:
Term loans	3,958	5,716
Revolving loan	116,254	94,577
Operating lease liabilities	12,081	12,023
Deferred income tax liability	175	64
Other long-term obligations	8,560	5,998
Total long-term liabilities	141,028	118,378
Total liabilities	302,278	282,045
Shareholders’ equity:
Common stock, no par value—shares authorized 25,000; issued and outstanding 10,762 and 10,762 shares, respectively	47,651	47,474
Retained earnings	81,924	77,829
Accumulated other comprehensive income (loss)	(155)	(425)
Total shareholders’ equity	129,420	124,878
Total liabilities and shareholders’ equity	$431,698	$406,923
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